July 29, 2009

Alan D. Gordon, President
Atlantica, Inc.
c/o Richland, Gordon & Company
9330 Sears Tower
233 S. Wacker Drive
Chicago, IL 60606

     RE: **Atlantica, Inc.**
         Form 10-K FYE 12/31/08
         Filed May 1, 2009
         File No. 0-24379

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 31

1. We note your statement that "we accrued management fees payable to Richland totaling $120,000 during the year ended December 31, 2008 …." We also note that Richland, Gordon & Company ("Richland") is beneficially owned by Alan D. Gordon the company's president and CEO. Finally, we note that your Summary Compensation Table indicates that Alan Gordon had zero salary and zero total compensation. Item 402 of Regulation S-K requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers by any person for services rendered in all capacities to the registrant and includes transactions between the registrant and a third party where the purpose of the transaction is to furnish compensation to a named executive officer. Please revise

your Summary Compensation Table to reflect the accrual of the $120,000 in management fees payable to Richland.

Signature Page

2. Please include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D.(2) to Form 10-K. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See General Instruction D.(2) to the Form 10-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please call Janice McGuirk at (202) 551-3395 or David Link, reviewer, at (202) 551- 3356 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (773) 409-5691